Part II: Activities of the Broker-Dealer Operator and its Affiliates

    Item 7:   Protection of Confidential Trading Information

        a.   Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

            i.   written standards controlling employees of the ATS that trade for employees' accounts; and

           ii.   written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

BOATS considers Subscribers' order and execution-related information and data or analytics related to a Subscriber's transactions to be confidential trading information.

Access to CTI:

The CCO authorizes access to the BOATS real-time CTI when it is necessary to support the ATS. Authorized individuals include employees of the BDO, the parent company, and third-party service providers. Those seeking access to CTI must submit a request including which technology, system, or database along with justification to the CCO and senior management. The CCO and senior management review the level of access requested along with the roles and responsibilities prior to approval. Authorized individuals access CTI only in manner of the roles and responsibilities to support the ATS. All authorized individuals and access requests are subject to annual, or additionally necessary, review by the CCO and senior management, with authorized individual's CTI access being terminated if no longer necessary.

Employee Trading:

BOATS has detailed WSPs to monitor to supervise employee personal trading. The Firm's trading policy requires: (i) employees to obtain approval prior to established personal trading accounts, (ii) attend an annual training, including on the Firm's trading policy, (iii) annually attest to all personal trading accounts are disclosed and abide by the Firm's trading policy, (iv) Employees are prohibited from participating on the Blue Ocean ATS. Additionally, the CCO or qualified designee review duplicate trade confirms and statements for manipulative activity which include insider trading and anti-money laundering violations.

Service Providers:

MEMX is a technology and operations service provider to BOATS, as described in Part II, Item 6(b). MEMX technology and operations personnel have access to Subscriber CTI, including real-time and post-trade information, which can include details regarding individual orders and executions, and the names of Subscribers. MEMX has policies and procedures to permission access to the Blue Ocean ATS; including (i) MEMX personnel who support BOATS must complete CTI training specific to the Blue Ocean ATS, (ii) MEMX technology and operational personnel must request and receive approval from MEMX management before receiving access to the BOATS managed platform, (iii) BOATS systems access is based on the MEMX personnel designated role and responsibilities, (iv) MEMX personnel with approved access must complete annual compliance CTI trainings. BOATS requires MEMX to also perform annual, or additionally necessary, reviews to confirm system access or entitlements remain accurate and terminate systems access or entitlements that are no longer necessary. Additionally, MEMX personnel are subject to the MEMX Personal Dealings Policy, which includes personal trading, and are prohibited from sharing BOATS CTI in any unauthorized fashion.

MEMX also conducts electronic communications reviews annually, or additionally necessary, for potential policy violations, including non-compliance with the referenced policies and procedure and will promptly notify BOATS senior management of any actual or suspected unauthorized disclosure of Subscriber CTI. BOATS has the right to audit MEMX's operation of the ATS matching engine, including access to and use of Subscriber CTI, either through audits by BOATS or a third-party auditor.

Separation of Systems and Personnel:
The Blue Ocean ATS matching engine is hosted and operated by MEMX, whose technology is located in the Equinix NY4 data center but is segregated and does not comingle with BOATS technology, as described in Part III, Item 6(a).

MEMX technology and operations personnel assigned to support the Blue Ocean ATS are prohibited from discussing or sharing BOATS or Subscriber CTI with unauthorized MEMX personnel.

Additional Protections:
Shared personnel between the BDO and the parent company, as outlined in Part II, Item 6(a) have access to real-time and post-trade CTI according to their roles and responsibilities to support the operations of the ATS. During annual, or additionally necessary, CTI access reviews, the CCO and senior management confirm personnel of the parent company only have access to post-trade CTI for the approved distribution of anonymized market data, as described in Part III, Item 15 and Part III, Item 19.

The CCO or qualified designee review employees of the BDO, the parent company, and third-party service providers who have access to hardware and network systems. Systems access to the ATS matching engine and servers are controlled by VPN access and secure logins. Third parties who provide technology support have limited access to specific IP addresses and are subject to contractual prohibitions. Access is restricted to physical hardware, including the data center as outlined in Part III, Item 6(a).

Employees of the BDO and parent company undergo annual CTI and cybersecurity training and complete an annual attestation of safeguarding CTI.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

D Yes   **X** No

If yes, explain how and under what conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

D Yes   **D** No

If yes, explain how and under what conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Employees of the BDO, the parent company, and shared personnel as outlined in Part II, Item 6(a), are responsible for the supervision and operations of the ATS and require real time and post trade to BOATS confidential trading information. Employees of the BDO, the parent company, and shared personnel include the Firm's Compliance, Technology, and Trade Operations teams.

MEMX technology and operations personnel have access to the ATS matching engine including BOATS real time and post trade CTI to support the day-to-day operations of the ATS, as described in Part III, Items 5, 6, 11, 15, 20, 21, and 23.

MEMX technology and operations personnel provide hardware and technology support to the Firm's matching engine. Only MEMX technology and operations personnel have access to BOATS CTI, and are prohibited from discussing or sharing BOATS or Subscriber CTI with unauthorized MEMX personnel.

BOATS clearing Firm RQD* Clearing LLC (NSCC #4305), has access to post-trade CTI to perform the functions as described in Part III, Item 22(a).

Eventus Validus has access to post-trade CTI to provide T+1 trade surveillance tools used by BDO to review activity in the Blue Ocean ATS.